July 9, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:    Division of Investment Management

         Re:      Withdrawal of 485B Filing
                  Accession No. 0000067813-97-000010
                  ----------------------------------

Dear Sir or Madam:

     Please withdraw the above noted 485B filing that was filed in 1997. This document should have had an NSAR-B subhead and not a 485B subhead. Looking back at our records, it was later filed correctly.

     Please contact me at (617) 295-2578 with any questions you may have concerning the foregoing.


                                                    Very truly yours,



                                                    /s/Linda DiSola
                                                    -----------------------
                                                    Linda DiSola
                                                    Manager - Edgar Group